CUSIP No. 221492101
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 4)*
Cost U Less Inc

(Name of Issuer)
Common Stock

(Title of Class of Securities)
221492101

(CUSIP Number)
John D. Delafield
Delafield Hambrecht, Inc.
701 Fifth Avenue, Suite 3800
Seattle, WA 98104
(206) 254-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 27, 2007

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.
• The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	221492101

1	NAMES OF REPORTING PERSONS Delafield Hambrecht, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		187,383

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		187,383

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	187,383

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	BD

CUSIP No.	221492101

1	NAMES OF REPORTING PERSONS Delafield Hambrecht Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		115,150

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		115,150

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	115,150

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	221492101

1	NAMES OF REPORTING PERSONS Delafield Hambrecht Partners Fund, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		112,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		112,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	112,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	221492101

1	NAMES OF REPORTING PERSONS Delafield Hambrecht Micro-Cap Value Fund, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,150

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,150

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,150

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	<0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	221492101

1	NAMES OF REPORTING PERSONS John D. Delafield

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		45,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		187,383

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		45,000

WITH	10	SHARED DISPOSITIVE POWER

		187,383

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	232,383

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	221492101

1	NAMES OF REPORTING PERSONS Colin M. Hutchinson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		5,300

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,300

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,300

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No. 221492101
Item 1. Security and Issuer.
This Amendment No. 4 supplements and amends the Schedule 13D dated November 1, 2005 and originally filed with the Securities and Exchange Commission (the “Commission”) on November 10, 2005 (the “Original Filing”) and amended pursuant to the Schedule 13D/A dated April 26, 2006 and filed with the Commission on May 1, 2006 (the “First Amendment”) and amended pursuant to the Schedule 13D/A dated January 23, 2007 and filed with the Commission on January 24, 2007 (the “Second Amendment”) and amended pursuant to the Schedule 13D/A dated February 28, 2007 and filed with the Commission on March 7, 2007 (the “Third Amendment”). The class of equity securities to which this statement relates is the shares of common stock held by the aforesaid reporting persons of Cost U Less Inc (the “Company”) whose principal executive offices are located at 3633 136th Place SE, Suite 110, Bellevue, WA 98006.
Item 2. Identity and Background.
Not amended.
Item 3. Source and Amount of Funds or Other Consideration.
Not amended.
Item 4. Purpose of Transaction.
The information contained in Item 4 of the Third Amendment is hereby amended and restated as follows:
The securities covered by this Amendment No. 4 were acquired by each of the Holders for investment purposes.
The Holders, or any one of them, from time to time intend to review their investment in the Company on the basis of various factors, including the Company’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Company’s stock in particular, as well as other developments and other investment opportunities. Based upon such review, and subject to the terms of the agreements described in Item 6 below, the Holders will take such actions in the future as the Holders, or any one of them, may deem appropriate in light of the circumstances existing from time to time. If any such Holder believes that further investment in the Company is attractive, whether because of the market price of the Company’s stock or otherwise, such Holder may acquire shares of Common Stock or other securities of the Company either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, and subject to the terms of the agreements described in Item 6 below, a Holder may determine to dispose of some or all of the shares of Common Stock currently owned by such Holder or otherwise acquired by such Holders either in the open market or in privately negotiated transactions.

CUSIP No. 221492101
Except as otherwise disclosed in Item 6 below, the Holders do not currently have any agreements, beneficially or otherwise, that would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of the ongoing evaluation of this investment and investment alternatives, including in connection with the possible acquisition of the Company or shares of the Company, the Holders, or any one of the them, may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Company, or other third parties regarding such matters.
The Holders, or any one of them, reserve the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above.
Item 5. Interest in Securities of the Issuer.
The information contained in Item 5 of the First Amendment is hereby amended and restated as follows:
(a) The aggregate number of shares of Common Stock to which this Schedule 13D relates is 237,683 shares, representing 5.91% of the 4,023,530 shares outstanding as reported in the Company’s most recent Form 10-Q for the quarterly period ended October 1, 2006.
The following sets forth the number of shares of Common Stock beneficially owned by each person listed in Item 2 above and the corresponding percentage of Issuer’s outstanding shares of Common Stock represented by that number:

DHI	187,383	4.7%
DHP	115,150	2.9%
DHPF	112,000	2.8%
DHMV	3,150	<0.1%
John D. Delafield	232,383	5.8%
Colin M. Hutchinson	5,300	0.1%
(b) Please see the information reported above.
(c) None of the Holders effected any transactions in the Company’s common stock in the last sixty days:
(d) Not applicable.

CUSIP No. 221492101
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
The information contained in Item 6 of the Third Amendment is hereby amended and restated as follows:
On August 27, 2007, the Company announced that it had entered into a definitive Agreement and Plan of Merger by and among the Company, NWC (US) Holdings, Inc., a Delaware corporation, (“NWC”), and Cougar Acquisition Corporation, a Washington corporation (“Merger Sub”) and wholly owned subsidiary of NWC, dated as of August 27, 2007 (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Company (the “Merger”). As a result of the Merger, each share of the Company’s stock will be converted into the right to receive merger consideration as provided for in the Merger Agreement.
Consummation of the Merger is subject to customary conditions. A copy of the Merger Agreement is incorporated herein by reference from Cost-U-Less, Inc.’s Form 8-K filed August 28, 2007.
In connection with the Merger Agreement, NWC entered into a separate voting agreement with each of the Holders, each dated as of August 27, 2007 and in the form attached hereto as Exhibit 7.3 (collectively, the “Voting Agreements”), pursuant to which the Holders agreed, among other things, (i) to vote all of the Shares owned beneficially or held of record by it in favor of the approval and adoption of the Merger Agreement, the Merger and any other action required in furtherance thereof, (ii) to vote against any proposal for any recapitalization, merger, sale of assets or other business combination (other than the Merger) that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement, and (iii) to not transfer, sell, exchange, pledge or otherwise dispose of or encumber the Shares prior to the expiration of such Voting Agreement. Each of the Holders also delivered to NWC an Irrevocable Proxy on the same date, and in the form attached as Exhibit A to the Voting Agreements (the “Proxies”), pursuant to which each such Holder appointed the board of directors of NWC as such Holder’s proxy to vote the Shares held by such Holder in accordance with the terms set forth in clauses (i) and (ii) above. Each of the Voting Agreements and the Proxies will terminate upon the termination of the Merger Agreement or upon the occurrence of such other events as are described in the Voting Agreements.
Item 7. Material to be Filed as Exhibits.
The information contained in Item 7 of the Original Filing is hereby amended and restated as follows:

Exhibit No.	Description
7.1	Schedule of directors and officers of DHI
7.2	Joint Filing Agreement* (terminated as of February 28, 2007)

CUSIP No. 221492101

7.3	Letter dated as of January 23, 2007 from the Chairman of DHI to the Chairman of Cost-U-Less, Inc.*
7.4	Agreement between Delafield Hambrecht, Inc. and its affiliates (“Delafield”) and Cost-U-Less, Inc. (the “Company”).*
7.5	Form of Voting Agreement between NWC (US) Holdings, Inc. and certain shareholders of the Company (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K (Commission File No. 0-24543), filed with the Commission on August 28, 2007)

*	Previously filed.

CUSIP No. 221492101
SIGNATURE
    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Date
September 10, 2007

Signature
/s/ John D. Delafield

John D. Delafield, Chairman, CEO & President

CUSIP No. 221492101
EXHIBIT 7.1
Schedule of DHI’s officers and directors
John D. Delafield, Chairman, Chief Executive Officer and President
Andrew H. Lufkin, Senior Managing Director and Chief Financial Officer
Carol Black, Director of Finance and Operations and Corporate Secretary
John Carleton, Director
The addresses for all of the above are 701 Fifth Avenue, Suite 3800, Seattle, WA 98104
All of DHI’s officers and directors are citizens of the United States of America.
During the last five years, none of DHI’s officers and directors has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violations of any such laws.